SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(Amendment No.2)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
MACQUARIE INFRASTRUCTURE CORPORATION
(Name of Subject Company (Issuer) and Filing Person (Offeror))
2.00% Convertible Senior Notes due 2023
(Title of Class of Securities)
55608BAB1
(CUSIP Number of Class of Securities)
Christopher Frost
Chief Executive Officer
125 West 55th Street
New York, New York 10019
(212) 231-1000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
Copies to:
Michelle Rutta, Esq.
White & Case LLP
1221 Avenue of the Americas
New York, New York 10020-1095
(212) 819-8200
Roxane F. Reardon, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
(212) 455-2000
Calculation of Filing Fee
Transaction Valuation*	Amount of Filing Fee**
$402,500,000	$43,912.75

*	Calculated solely for purposes of determining the amount of the filing fee. The calculation of the Transaction Valuation assumes that all $402,500,000 aggregate principal amount of the Company’s outstanding 2.00% Convertible Senior Notes due 2023 are purchased at the tender offer price of $1,000 per $1,000 principal amount of such notes.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $109.10 for each $1,000,000 of the value of the transaction.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $43,912.75.	Filing Party: Macquarie Infrastructure Corporation.
Form or Registration No.: Schedule TO-I.	Date Filed: February 17, 2021.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Introductory Statement
This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on February 17, 2021, as amended and supplemented by Amendment No. 1 to the Schedule TO filed on February 17, 2021 (as amended and supplemented, the “Schedule TO”) by Macquarie Infrastructure Corporation, a Delaware corporation (“MIC” or the “Company”), in connection with the Company’s offer to purchase any and all of the outstanding $402,500,000 principal amount of its 2.00% Convertible Senior Notes due 2023 (the “Notes”), for cash in an amount equal to $1,000 per $1,000 principal amount of Notes purchased (exclusive of accrued and unpaid interest).
This Amendment No. 2 is being filed solely to report the final results of the Tender Offer. Only those items amended and supplemented are reported in this Amendment No. 2. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment No. 2 does not modify any of the other information previously reported on Schedule TO. You should read this Amendment No. 2 together with the Schedule TO, the Offer to Purchase dated February 17, 2021 and the related Letter of Transmittal.
Item 11.  Additional Information.
Item 11(c) of the Schedule TO is hereby amended and supplemented by adding the following:
(c) Other Material Information.  On March 17, 2021, the Company issued a press release announcing the final results of the Tender Offer, which expired at 11:59 P.M., New York City time, on March 16, 2021. A copy of such press release is filed as Exhibit (a)(5)(v) to the Schedule TO and is incorporated herein by reference.
Item 12.  Exhibits.
Item 12 of the Schedule TO is hereby amended and supplemented by adding the following Exhibit:
(a)(5)(v)	Press Release announcing the final results of the Tender Offer, dated March 17, 2021.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 17, 2021	MACQUARIE INFRASTRUCTURE CORPORATION

	By:	/s/ Christopher Frost
	Name:	Christopher Frost
	Title:	Chief Executive Officer